Exhibit 99.2

Press Release

HUTCHMED Announces Submission of New Drug Application for Fruquintinib for Previously Treated Metastatic Colorectal Cancer in Japan

— Third major market authorization application based on data from the FRESCO-2 global Phase III trial —

Hong Kong, Shanghai & Florham Park, NJ — Friday, September 29, 2023: HUTCHMED (China) Limited (Nasdaq/AIM:HCM, HKEX:13) (“HUTCHMED”) today announced that Takeda (TSE:4502/NYSE:TAK) has submitted a New Drug Application (“NDA”) to the Ministry of Health, Labour and Welfare (“MHLW”) in Japan for the approval of fruquintinib for the treatment of adult patients with previously treated metastatic colorectal cancer (“CRC”). Fruquintinib is a selective inhibitor of vascular endothelial growth factor receptors (“VEGFR”) -1, -2 and -3, which play a pivotal role in blocking tumor angiogenesis. CRC has the highest incidence and second highest mortality rate among both men and women in Japan.1

The NDA for fruquintinib is based on results from FRESCO-2, a global Phase III multi-regional clinical trial (MRCT) conducted in the U.S., Europe, Japan and Australia, as well as data from the Phase III FRESCO clinical trial conducted in China. The FRESCO-2 and FRESCO clinical trials compared fruquintinib plus best supportive care (“BSC”) with placebo plus BSC in patients with previously treated metastatic CRC. Both trials met their primary and key secondary endpoints, showing a statistically significant and clinically meaningful improvement in overall survival (“OS”) and progression-free survival (“PFS”). Fruquintinib has been generally well tolerated by patients.

“Alongside our partner Takeda, we are pleased to take this key step towards bringing fruquintinib to patients in Japan,” said Dr. Michael Shi, Head of R&D and Chief Medical Officer of HUTCHMED. “Supported by a strong clinical data set, and its success in China, we believe that fruquintinib is an important option for these patients and are optimistic about the impact it will have if approved in Japan. There is now real regulatory momentum behind fruquintinib, and we are excited to see this drug take to the global stage.”

This submission follows prior submissions for fruquintinib in the U.S. and Europe for the same indication. The U.S. Food and Drug Administration (“FDA”) granted Priority Review and assigned a Prescription Drug User Fee Act (PDUFA) goal date of November 30, 2023. The FDA review is progressing and the inspection of HUTCHMED’s manufacturing facility in Suzhou, China has been completed. A Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) was validated and accepted for regulatory review in June 2023. Data from the global registrational FRESCO-2 clinical trial was published in The Lancet, also in June 2023 (NCT04322539).2

Takeda has the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside of China. Fruquintinib is developed and marketed in China by HUTCHMED, under the brand name ELUNATE®. Approval in China was based on the results of the FRESCO study, a Phase III pivotal registration trial of fruquintinib in 416 patients with metastatic CRC in China, published in The Journal of the American Medical Association, JAMA (NCT02314819).3

About Fruquintinib

Fruquintinib is a selective oral inhibitor of VEGFR -1, -2 and -3. VEGFR inhibitors play a pivotal role in inhibiting tumor angiogenesis. Fruquintinib was designed to have enhanced selectivity that limits off-target kinase activity, allowing for high drug exposure, sustained target inhibition, and flexibility for the potential use as part of combination therapy. Fruquintinib has been shown to be generally well tolerated in patients to date.

About FRESCO-2

The FRESCO-2 study is a multi-regional clinical trial conducted in the U.S., Europe, Japan and Australia investigating fruquintinib plus BSC vs placebo plus BSC in patients with previously treated metastatic CRC. As previously disclosed, the 691-patient study met its primary endpoint of OS in patients with metastatic CRC who had progressed on standard chemotherapy and relevant biologic agents and who had progressed on, or were intolerant to, TAS-102 and/or regorafenib. In addition to OS, a statistically significant improvement in PFS, a key secondary endpoint, was observed. Fruquintinib has been generally well tolerated in patients to date. Results were presented at the European Society for Medical Oncology (ESMO) Congress in September 2022 and subsequently published in The Lancet.4 Additional details of the study may be found at clinicaltrials.gov, using identifier NCT04322539.

About CRC

CRC is a cancer that starts in either the colon or rectum. According to the International Agency for Research on Cancer, CRC is the third most prevalent cancer worldwide, associated with more than 935,000 deaths in 2020.5 In the U.S., it is estimated that 153,000 patients will be diagnosed with CRC and 53,000 deaths from the disease will occur in 2023.6 In Europe, CRC was the second most common cancer in 2020 with approximately 520,000 new cases and 245,000 deaths. In Japan, CRC was the most common cancer with an estimated 148,000 new cases and 60,000 deaths in 2020.5 Although early-stage CRC can be surgically resected, metastatic CRC remains an area of high unmet need with poor outcomes and limited treatment options. Some patients with metastatic CRC may benefit from personalized therapeutic strategies based on molecular characteristics; however, most patients have tumors that do not harbor actionable mutations.7,8,9,10,11

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the approval of a NDA for fruquintinib for the treatment of CRC with the FDA, EMA and the MHLW and the timing of such approvals, the therapeutic potential of fruquintinib for the treatment of patients with CRC and the further clinical development of fruquintinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support NDA approval of fruquintinib for the treatment of patients with CRC or other indications in Japan or other jurisdictions such as the U.S. or the E.U., its potential to gain approvals from regulatory authorities on an expedited basis or at all; the efficacy and safety profile of fruquintinib; HUTCHMED and/or Takeda’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib; the timing of these events; each party’s ability to satisfy the terms and conditions under the license agreement; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or the regulatory pathway for fruquintinib; Takeda’s ability to successfully develop, manufacture and commercialize fruquintinib; and the impact of COVID-19 on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of other drug products such as paclitaxel as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Such forward-looking statements include, without limitation, statements regarding the plan to develop, manufacture and commercialize fruquintinib under the license agreement; potential payments under the license agreement, including the upfront payment and any milestone or royalty payments; potential benefits of the license agreement; and HUTCHMED’s strategy, goals and anticipated milestones, business plans and focus. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / +1 973 306 4490 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500

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1 Cancer Statistics. Cancer Information Service, National Cancer Center, Japan (Vital Statistics of Japan, Ministry of Health, Labour and Welfare). https://ganjoho.jp/public/qa_links/report/statistics/2023_jp.html.

2 Dasari NA, et al. Fruquintinib versus placebo in patients with refractory metastatic colorectal cancer (FRESCO-2): an international, multicentre, randomised, double-blind, phase 3 study [published online ahead of print, 2023 Jun 15]. Lancet. 2023. DOI: 10.1016/S0140-6736(23)00772-9.

3 Li J, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486-2496. doi:10.1001/jama.2018.7855.

4 Dasari NA, et al. LBA25 – FRESCO-2: A global phase III multiregional clinical trial (MRCT) evaluating the efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer. Ann Oncol. 2022 Sep;33(suppl_7): S808-S869. doi:10.1016/annonc/annonc1089.

5 Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.

6 Siegel RL, et al. Colorectal cancer statistics, 2023 [published online ahead of print, 2023 Mar 1]. CA Cancer J Clin. 2023; 73(3):233-254. doi:10.3322/caac.21772.

7 Bando H, et al. Therapeutic landscape and future direction of metastatic colorectal cancer. Nat Rev Gastroenterol Hepatol. 2023;20(5):306-322. doi:10.1038/s41575-022-00736-1.

8 D'Haene N, et al. Clinical application of targeted next-generation sequencing for colorectal cancer patients: a multicentric Belgian experience. Oncotarget. 2018;9(29):20761-20768. Published 2018 Apr 17. doi:10.18632/oncotarget.25099.

9 Venderbosch, et al. Mismatch repair status and braf mutation status in metastatic colorectal cancer patients: A pooled analysis of the Cairo, Cairo2, coin, and Focus Studies. Clinical Cancer Res. 2014;20(20):5322–5330. doi:10.1158/1078-0432.ccr-14-0332.

10 Koopman, M., et al. Deficient mismatch repair system in patients with sporadic advanced colorectal cancer. Br J Cancer. 2009;100(2):266–273. doi:10.1038/sj.bjc.6604867.

11 Ahcene Djaballah S, et al. HER2 in Colorectal Cancer: The Long and Winding Road From Negative Predictive Factor to Positive Actionable Target. Am Soc Clin Oncol Educ Book. 2022;42:1-14. doi:10.1200/EDBK_351354.